

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2011

Mr. Harvey Kaye
Chief Executive Officer
Latitude Solutions, Inc.
190 Spanish River Blvd., Suite 101
Boca Raton, FL 33431

Re: **Latitude Solutions, Inc.**
Form 10
Filed November 12, 2010
File No. 000-54194

Dear Mr. Kaye:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

s/ Paul Fischer for

Larry Spirgel
Assistant Director

cc: Via facsimile to (303) 431-1567
    Michael A. Littman, Esq.